Filed by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 001-12003

Date: July 3, 2007

A Transforming Combination

Cautionary Statement All monetary amounts in U.S. dollars unless otherwise stated This presentation contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction and the business, operations and financial performance and condition of the combined company, Yamana, Northern Orion and Meridian. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the various mineral projects of Yamana, Northern Orion or Meridian; synergies and financial impact of completed proposed acquisitions; the benefits of the acquisitions and the development potential of the properties of Yamana, Northern Orion and Meridian; the future price of gold, copper, silver, zinc, molybdenum; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; success of exploration activities; and currency exchange rate fluctuations. Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Assumptions upon which such forward-looking statements are based include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares, that the shareholders of Northern Orion will approve the transaction, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Yamana or Northern Orion and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana and Northern Orion filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana and Northern Orion filed with the United States Securities and Exchange Commission and available at www.sec.gov.  Although Yamana and Northern Orion have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Yamana and Northern Orion undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements. Any forward-looking statements of facts related to Meridian are derived from Meridian’s publicly filed reports. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed. Comparative market information is as of a date prior to the date of this presentation.

 CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES This presentation uses the terms “Measured”, “Indicated” and “Inferred” Resources as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. United States readers are advised that while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. United States readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. United States readers are also cautioned not to assume that all or any part of an Inferred Resource exists, or is economically or legally mineable. CASH COSTS “Total cash cost” figures for gold production are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Yamana has included in its total cash costs underground development costs. These costs are then divided by ounces produced to arrive at the cash operating costs of production. Total cash costs are then divided by ounces produced to arrive at the total cash costs of production. The measure, along with production, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP. ADDITIONAL INFORMATION This presentation does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Yamana, Meridian or Northern Orion. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. If an offer is commenced, Yamana will file with the U.S. Securities and Exchange Commission a registration statement which will include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed business combination transaction referred to herein when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Yamana with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The prospectus and these other documents may also be obtained for free, once they have been mailed, on Yamana’s website or by directing a request to Yamana.

Yamana Gold + Meridian + Northern Orion A Transforming Combination Growth + sustainability + longevity + risk mitigation = stronger established gold mining company worthy of immediate higher valuation

Yamana Gold + Meridian + Northern Orion A Transforming Combination A Leader in Production Growth Annual production of approximately 1.5 Moz by 2009 Ultra-Low Cash Cost Producer Sustainable cash cost below zero Unparalleled Cash Flow – Over $600M annual Operating Cash Flow Cash balances growing to $2.4 billion(1) by end of 2010 after funding growth Core Asset Base Deepens Latin American Presence Chile (El Penon), Argentina (Agua Rica & Alumbrera, Gualcamayo) and Brazil (Chapada, Jacobina, Sao Francisco) Attractive Relative Valuation Delivers positive valuation proposition to all “New Yamana” shareholders Highly Liquid Gold Vehicle Combined daily average trading volume of more than C$160M through three leading global stock exchanges (1) Assumes the exercise of all “in-the-money” options and warrants

Yamana Gold + Meridian + Northern Orion A Transforming Combination Unparalleled cash flow – over $600M annual operating cash flow and a cumulative cash position of $2.4 billion by 2010 Positive No dilution to Northern Orion or Meridian shareholders Net up front cash of approximately $465 million more than offsets short-term cash flow dilution to Yamana; equates to approximately $0.70/share* for all shareholders of each company Future significant cash flow accretion Combines emerging cash flow with established cash flow to create further longevity and sustainability Combined cash flow justifies higher valuation Impact - very high Negative Short-term minimal cash flow per share dilution Impact - very low *Pro-forma basis

Yamana Gold + Meridian + Northern Orion A Transforming Combination Significant earnings growth Positive Net up front cash of approximately $465 million provides value to Yamana shareholders that previously did not exist Future significant earnings accretion Gold companies do not trade entirely on earnings Combined earnings justifies higher valuation Impact - very high Negative Short-term minimal earnings per share dilution Impact - very low

Yamana Gold + Meridian + Northern Orion A Transforming Combination Net asset value accretion Positive Immediately accretive Captures value inherent in overall asset base and diversifies asset base geographically, by asset type and otherwise Long-term growth from exploration/development-stage assets will drive increase in net asset value Other in-country opportunities will drive increase in net asset value Each purchased company receives a premium Impact - very high Negative None Impact - none

Yamana Gold + Meridian + Northern Orion A Transforming Combination A leader in long-term low cost production Positive Two key operating assets to be acquired (El Penon/Alumbrera) complement existing key operating assets (Chapada, Jacobina, Sao Francisco, Gualcamayo) Established, extremely low cost proven performers complement emerging low cost performer Integrates additional metals into the production mix, including meaningful silver component Significant by-product credit from silver/copper Increased commodity diversification allows flexibility regarding monetization of non-gold revenues Impact - very high Negative None Impact - none

Yamana Gold + Meridian + Northern Orion A Transforming Combination Not all gold ounces are created equally – sustainable production of approximately 2.3 million ounces of gold equivalent annually Positive Gold and gold equivalent production immediately increases in 2007/2008 Gold and gold equivalent production sustainably high from 2009 and beyond Total gold and gold equivalents from 2009 on = 2.5 million ounces Accretive in terms of gold and gold equivalent ounces per share Impact - very high Negative Pure gold production per share modestly decreases in 2009 Impact - modest

Yamana Gold + Meridian + Northern Orion A Transforming Combination Northern Orion’s assets provides immediate cash flow and significant development value Positive Assets provide both immediate and long-term cash flow Development stage assets are properly valued and increase combined net asset value Provides asset and geographical diversification Strong balance sheet and future cash flow helps finance transaction + future gold growth opportunities Impact - very high Negative None Impact - none

Yamana Gold + Meridian + Northern Orion A Transforming Combination Meridian’s assets provide established low cost production, cash flow and earnings Positive Assets provide both immediate and long-term production, cash flow and earnings Established level of mid-tier production Significant in-country exploration and development opportunities Provides asset and geographical diversification Strong balance sheet and future cash flow = future gold growth opportunities Impact - very high Negative Modestly high valuation for production and cash flow Impact - modest

Yamana Gold + Meridian + Northern Orion A Transforming Combination Yamana’s assets provide significant growth, low cost production and emerging cash flow and earnings Positive Assets provide both immediate and long-term production, low costs, emerging cash flow and earnings Emerging level of mid-tier production Substantial growth in resources, production, cash flow and earnings Strong portfolio strategy Significant in-country exploration and development opportunities Provides asset and geographical diversification Strong balance sheet and future cash flow Impact - very high Negative None Impact - none

Yamana Gold + Meridian + Northern Orion A Transforming Combination Yamana is an emerging, mid-tier producer with significant growth in production, cash flow and earnings and the “en block” purchase of Northern Orion and Meridian results in growth in resources, growth in production, growth in cash flow, growth in earnings, sustainability, longevity and downside protection.

Yamana Gold + Meridian + Northern Orion A Transforming Combination Yamana will also capitalize on substantial upside for shareholders in other areas Positive Exploration in Chile, Argentina, Brazil, Mexico, Central America and elsewhere Expansion of existing operations and development of new opportunities particularly in Argentina, Chile and Brazil Increased commodity diversification allows flexibility regarding monetization of non-gold revenues Further improvement in operations including pyrite at Chapada Impact - very high Negative None Impact - none

Exceptional Gold Production Growth Profile Includes expansion of Jacobina up to 8,200 tpd by 2010 and development of Gualcamayo, São Vicente and C1 Santa Luz properties in 2008 See reserves and resource estimates contained herein SUSTAINABLE + FURTHER UPSIDE Agua Rica Esquel Expansions Other 0 200 400 600 800 1,000 1,200 1,400 1,600 2007 2008 2009 Gold Production (koz) Yamana Northern Orion Meridian

Superior Operating Cash Flow Assumes gold price of $600/oz, copper prices of $3.40 in 2007, $3.20 in 2008, $2.85 in 2009(1), $12/oz Ag, $0.65/lb Zn, $25/lb Mo in 2007, $20 in 2008 and then $10 onward (1) Source Bloomberg SUSTAINABLE + FURTHER UPSIDE Agua Rica Esquel Expansions Other $500 $600 $700 $800 2007 2008 2009 Op Cash Flow ($M)

Fully Funded Growth Assumes gold price of $600/oz, copper prices of $3.40 in 2007, $3.20 in 2008, $2.85 in 2009, $12/oz Ag, $0.65/lb Zn, $25/lb Mo in 2007, $20 in 2008 and then $10 onward Backed by a strong balance sheet with significant net cash and no gold hedging. Cash balance growing to $2.4 billion by 2010 after funding development of new projects $200 $300 $400 $500 $600 2007 2008 2009 Free Cash Flow ($M)

Source: Bloomberg estimates Peer group includes Agnico-Eagle, Centerra, IAMGOLD, Eldorado and Kinross Price / Cash Flow 2007 12.8x 18.8x 15.4x 0x 2x 4x 6x 8x 10x 12x 14x 16x 18x 20x New Yamana Peer Group Leader Peer Group Average Peer comparisons illustrate positive valuation opportunity New Yamana – Value Proposition 2008 9.9x 15.2x 11.4x 0x 2x 4x 6x 8x 10x 12x 14x 16x New Yamana Peer Group Leader Peer Group Average

Rising through the Intermediate Ranks New Yamana has one of the largest resource bases Source: Company reports 0 10 20 30 40 50 60 70 Kinross New Yamana IAMGOLD Agnico-Eagle Yamana Centerra Northern Orion Eldorado Meridian Reserves and Resources (Moz) Inferred Resources M&I Resources Reserves

Rising through the Intermediate Ranks And the largest Au Eq. Measured & Indicated Resource Source: Company reports; Eq. ounces converted using prices of $600 Au, $1.50 Cu, $12 Ag, $0.65 Zn, and $10 Mo 0 10 20 30 40 50 60 70 80 90 New Yamana Kinross Northern Orion Agnico IAMGold Yamana Centerra Eldorado Meridian M&I Resources (Moz Au Eq.)

Rising through the Intermediate Ranks League leading production growth profile Source: Various company and research reports =1.5 Moz by 2009 1.7 1.0 1.0 0.7 0.6 0.3 0.3 0.2 0.1 2.2 1.2 1.0 0.9 0.8 0.3 0.5 0.5 0.1 0.0 0.5 1.0 1.5 2.0 2.5 Kinross New Yamana IAMGOLD Centerra Yamana Meridian Eldorado Agnico-Eagle Northern Orion Annual Production (Moz) 2007E 2008E

And has one of the lowest cash cost profiles Source: Company reports; Yamana and Meridian by-product credits based on $3.40/lb Cu, $12/oz Ag, $0.65/lb Zn and $25/lb Mo Rising through the Intermediate Ranks ($400) ($300) ($200) ($100) $0 $100 $200 $300 $400 IAMGOLD Centerra Kinross Eldorado Meridian Yamana New Yamana Agnico-Eagle 2007 Cash Cost ($/oz Au)

Rising through the Intermediate Ranks New Yamana = $8.8B Market Cap Top Intermediate and Emerging Senior Source: Bloomberg $0 $4 $8 $12 $16 $20 $24 $28 Barrick Newmont Goldcorp Anglogold Gold Fields New Yamana Kinross Newcrest Harmony Agnico-Eagle Buenaventura Lihir Yamana Meridian IAMGOLD Centerra Northern Orion Market Capitalization ($B)

Rising through the Intermediate Ranks Source: Bloomberg – last 3 months New Yamana is Highly Liquidsecond only to the three largest senior gold producers $0 $50 $100 $150 $200 $250 $300 Newmont Goldcorp Barrick New Yamana Yamana Kinross Agnico-Eagle Meridian Eldorado IAMGOLD Northern Orion Centerra Avg. Daily Trading Liquidity ($M)

Comprehensive Latin American Mining Expertise Open Pit / Underground Geographic Focus Complementary Technical Skills Deepens Latin American Expertise Based on Consensus Street Research Asset Values Well diversified asset portfolio O/P 54% U/G 46% Brazil 50% Chile 28% Others 3% Argentina 19%

Transaction Overview 3-Way Combination New Yamana Terms for Meridian Terms for Northern Orion · 2.235 New YRI shares + C$3.15 cash per MNG share · C$32.25 per MNG share based on closing prices day of announcement · 23% spot premium; 24.4% 20 - day VWAP premium · 0.543 New YRI shares per NNO share · C$7.07 per NNO share based on closing prices day of announcement · 21.3% spot premium; 28.3% 20 - day VWAP premium · Base Break Fee of C$35 million (C$50 million under certain circumstances) · Board supported transaction · Conditional on obtaining 66 2/3% of Meridian

New Yamana – Continued Focus on Growth and Execution New Share/Offer Price C$ 13.02 C$ 32.25 C$ 7.07 Basic Shares (mm) 354 101 154 F.D. Shares (mm) 377 102 223 Market Cap. (f.d.) ($B) $4.59 $3.07 $1.48 $8.8 Cash ($M) $70 $212 $230 $212 Cash (f.d.) ($M ) $206 $223 $448 $577 Debt NIL NIL NIL NIL Enterprise Value ($ Billion) $4.38 $2.85 $1.03 $8.26 Note: Values based on offers using closing prices on June 27, 2007 and assuming exercise of all outstanding “in - the - money” options and warrants

Yamana - Reserves and Resources *Proven & Probable reserves are a subset of Measured & Indicated resources. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Readers should refer to Yamana’s Annual Information Form for the year ended December 31, 2006 and other continuous disclosure documents available at www.sedar.com for further information relating to mineral reserves and resources. Reserves and Resources - December 31, 2006 Mineral Reserves (Proven and Probable) Proven Reserves Probable Reserves Total - Proven and Probable Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained (000's) (g/t) oz. (000's) (000's) (g/t) oz. (000's) (000's) (g/t) oz. (000's) Gold Fazenda Brasileiro 2,193 3.34 235.4 254 2.39 19.5 2,447 3.24 254.9 C1-Santa Luz - - - 9,200 1.88 556.0 9,200 1.88 556.0 Fazenda Nova 786 0.75 18.9 257 0.62 5.1 1,043 0.72 24.1 Jacobina 1,869 2.50 150.0 15,313 2.10 1,035.0 17,181 2.14 1,185.0 Sao Francisco - Main Ore 15,674 1.25 630.4 14,909 1.17 562.3 30,583 1.21 1,192.7 Sao Francisco - ROM Ore 13,940 0.25 110.7 14,771 0.24 112.6 28,711 0.24 223.3 Total Sao Francisco 29,614 0.78 741.1 29,680 0.71 674.8 59,294 0.74 1,416.0 Sao Vicente - Main Ore 6,580 1.06 224.8 2,854 0.90 82.2 9,434 1.01 307.0 Sao Vicente - ROM Ore 1,694 0.27 14.5 1,932 0.33 20.4 3,626 0.30 34.9 Total Sao Vicente 8,274 0.90 239.3 4,786 0.67 102.6 13,060 0.81 341.9 Chapada 20,002 0.34 218.6 282,992 0.25 2,290.6 302,994 0.26 2,509.2 San Andres (1) 5,939 0.77 147.8 15,806 0.69 351.6 21,745 0.71 499.4 Total Gold Reserves 68,677 0.79 1,751 358,288 0.44 5,035 426,964 0.49 6,786 Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained (000's) (%) lbs (mm) (000's) (%) lbs (mm) (000's) (%) lbs (mm) Copper Chapada 20,002 0.42% 184.6 282,992 0.34% 2,126.3 302,994 0.35% 2,310.9 Mineral Resources (Measured, Indicated and Inferred) (Measured and Indicated include Reserves as outlined above) Measured Resources Indicated Resources Total - Measured and Indicated Inferred Resources Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained (000's) (g/t) oz. (000's) (000's) (g/t) oz. (000's) (000's) (g/t) oz. (000's) (000's) (g/t) oz. (000's) Gold Fazenda Brasileiro 3,352 3.26 351.7 900 2.87 83.2 4,252 3.18 434.9 686 4.30 94.9 C1-Santa Luz - - - 19,608 1.65 1,040.8 19,608 1.65 1,040.8 8,586 1.46 402.1 Fazenda Nova 1,046 0.99 33.4 214 1.17 8.1 1,261 1.02 41.5 118 1.05 4.0 Jacobina 9,038 2.15 624.0 31,198 2.29 2,300.3 40,236 2.26 2,924.3 45,657 2.84 4,164.4 Sao Francisco - Main Ore 18,861 1.19 720.5 23,422 1.06 798.3 42,284 1.12 1,518.9 33,686 0.81 875.2 Sao Francisco - ROM Ore 17,762 0.24 139.0 28,083 0.23 208.9 45,845 0.24 347.9 76,995 0.23 561.1 Total Sao Francisco 36,623 0.73 859.5 51,505 0.61 1,007.2 88,128 0.66 1,866.8 110,682 0.40 1,436.3 Sao Vicente 14,490 0.77 357.3 10,992 0.70 247.7 25,482 0.74 605.1 3,623 0.87 101.2 Ernesto - - - 1,520 3.66 178.9 1,520 3.66 178.9 2,144 2.61 179.6 Chapada 25,058 0.30 241.7 395,463 0.22 2,790.4 420,521 0.22 3,032.1 250,693 0.15 1,223.5 San Andres (1) 14,748 0.70 326.0 47,550 0.64 964.0 62,298 0.66 1,290.0 1,339 0.53 22.0 Gualcamayo 6,923 1.15 255.9 69,161 0.91 2,028.5 76,084 0.93 2,284.4 16,765 1.29 698.0 Total Gold Resources 111,279 0.85 3,050 628,111 0.53 10,649 739,389 0.58 13,699 440,291 0.59 8,326 Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained (000's) (%) lbs (mm) (000's) (%) lbs (mm) (000's) (%) lbs (mm) (000's) (%) lbs (mm) Copper Chapada 25,058 0.34% 187.7 395,463 0.30% 2,613.3 420,521 0.30% 2,801.0 250,693 0.25% 1,392.3 (1) As of October 31, 2006

Northern Orion - Reserves and Resources 2,512,000 487,966,000 4,879,662,000 0.12 0.034% 0.34% 651,000,000 Aqua Rica Alumbrera (1) Au (oz) Mo (lbs) Cu (lbs) Au (g/ft) Mo (%) Cu (%) Contained Metal Grade Tonnes Total – Inferred Resources 7,494,000 807,545,000 11,501,398,000 0.21 0.033% 0.47% 1,110,000,000 Aqua Rica 763,000 15,582,000 493,000,000 0.47 0.014% 0.45% 50,500,000 Alumbrera (1) Au (oz) Mo (lbs) Cu (lbs) Au (g/t) Mo (%) Cu (%) Contained Metal Grade Tonnes Total – Measured and Indicated Resources (2)(1) 5,403,000 531,597,000 8,054,506,000 0.23 0.033% 0.50% 730,700,000 Agua Rica 735,000 14,654,000 473,000,000 0.48 0.014% 0.45% 48,000,000 Alumbrera (1) Au (oz) Mo (lbs) Cu (lbs) Au (g/t) Mo (%) Cu (%) Contained Metal Grade Tonnes Total - Proven and Probable Reserves (2) The reserves and resources at Alumbrera are based on the JORC Code. The reserves and resources shown for Alumbrera are Northern Orion's 12.5% ownership of the mine(2). Measured and Indicated Resources include the Proven and Probable Reserves The foregoing information was prepared under the supervision of Brian Montpellier, P.Eng V.P. Project Development of Northern Orion and a qualified person under National Instrument 43-101.

Meridian - Reserves and Resources Source: Meridian Gold Inc. 2006 Annual Report Tonnes Zn (%) Ag (g/t) Au (g/t) Zn (tonnes) Ag (oz) Au (oz) El Penon 9,300,000 275 6.6 81,791,000 1,967,000 Minera Florida 2,200,000 1.5% 27 5.3 31,252,000 1,878,000 369,000 Rossi Esquel Total 11,500,000 1.5% 226 6.3 31,252,000 83,669,000 2,336,000 Tonnes Zn (%) Ag (g/t) Au (g/t) Zn (lbs) Ag (oz) Au (oz) El Penon 3,600,000 208 8.1 24,021,000 935,000 Minera Florida 2,000,000 1.2% 17 4.6 23,721,000 1,080,000 289,000 Rossi 200,000 15.4 109,000 Esquel 4,700,000 23 15.0 3,523,000 2,286,000 Total 10,500,000 1.2% 85 10.7 23,721,000 28,624,000 3,619,000 Tonnes Zn (%) Ag (g/t) Au (g/t) Zn (lbs) Ag (oz) Au (oz) El Penon 2,500,000 263 7.9 20,759,000 626,000 Minera Florida 2,900,000 1.4% 30 5.5 39,348,000 2,752,000 504,000 Rossi 300,000 12.9 133,000 Esquel 900,000 21 9.9 575,000 274,000 Total 6,600,000 1.4% 114 7.2 39,348,000 24,086,000 1,537,000 Grade Contained Metal Total - Inferred Resources Grade Contained Metal Total - Proven and Probable Reserves Grade Contained Metal Total - Measured and Indicated Resources

Yamana Gold + Meridian + Northern Orion A Transforming Combination “The combination of Yamana, Northern Orion and Meridian provides shareholders of all three companies with growth in resources, growth in production, growth in cash flow, growth in earnings, sustainability, longevity and downside protection. The “New Yamana” will be a stronger company worthy of a higher multiple and valuation based on the strength of the combined resource base.” “This is an “en block” transaction” that must be viewed in its entirety.” “Further, the genius of using Northern Orion’s balance sheet and future cash flow to help finance the deal has gone entirely unappreciated.” “Northern Orion and Yamana maintain confidence in the ability to deliver value to their respective shareholders and expect that the “en block” transaction of the three companies will be completed.”